UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------


                                  SCHEDULE 13D

                               (Amendment No. 11)

                    Under the Securities Exchange Act of 1934

                             HAWAIIAN HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   419879-101
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                    COPY TO:
                              Daniel A. Etna, Esq.
                             Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016
                            Tel. No.: (212) 592-1557

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 7, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

                        (Continued on following pages)


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

                                                            SCHEDULE 13D

Cusip No. 419879-101
----------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

             AIP, LLC
----------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) | |
                                                                                                            (b) |X|
----------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             N/A
----------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        | |

----------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER

   SHARES             None
                     -------------------------------------------------------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            None

                     -------------------------------------------------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

 REPORTING            None
                     -------------------------------------------------------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

    WITH              2,159,403

----------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,159,403
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          | |

----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.99%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO (limited liability company)
----------------------------------------------------------------------------------------------------------------------------------



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

Cusip No. 419879-101
----------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

             Jeffrey A. Smith
----------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) | |
                                                                                                            (b) |X|
----------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             N/A
----------------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        | |

----------------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER

   SHARES             None
                     -------------------------------------------------------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY            None

                     -------------------------------------------------------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

 REPORTING            None
                     -------------------------------------------------------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

    WITH              2,159,403

----------------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,159,403
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          | |

----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.99%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN
----------------------------------------------------------------------------------------------------------------------------------


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

                        AMENDMENT NO. 11 TO SCHEDULE 13D

      Amendment No. 11 ("Amendment") to the Schedule 13D filed by, among others, the reporting persons listed above with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Holdings, Inc., a Delaware corporation (the "Company"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, as amended by Amendment No. 4, dated as of May 7, 2002, as amended by Amendment No. 5, dated as of May 31, 2002, as amended by Amendment No. 6, dated as of July 11, 2002, as amended by Amendment No. 7, dated as of September 9, 2002, as amended by Amendment No. 8, dated as of March 5, 2004, as amended by Amendment No. 9, dated as of April 2, 2004, and as amended by Amendment No. 10, dated June 22, 2004 (as so amended, the "Schedule 13D"). Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in the Schedule 13D.

      This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and the exhibits thereto.

Item 4. Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended by the following:

      On December 30, 2004, AIP entered into an agreement with, among others, RC Aviation which, among other things, amended and restated certain transfer restriction provisions (the "Amended and Restated Transfer Restrictions") contained in the AIP Stockholders Agreement. The Amended and Restated Transfer Restrictions are attached hereto as Exhibit 10.1 and incorporated herein by reference.


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

Item 5. Interest in Securities of the Issuer

      Item 5(a) of the Schedule 13D is hereby amended as follows:

      (a) As a result of the sale of shares of Common Stock by AIP on January 7, 2005, as more particularly described in Item 5(c) below, as of the close of business on January 12, 2005, AIP beneficially owned directly 2,149,403 shares of Common Stock. The 2,149,403 shares of Common Stock beneficially owned directly by AIP constitute approximately 6.99% of the shares of Common Stock outstanding on January 7, 2005. As of the close of business on January __, 2005, Mr. Smith beneficially owned indirectly the 2,149,403 shares of Common Stock beneficially owned directly by AIP. Mr. Smith disclaims beneficial ownership of such shares of Common Stock for all other purposes.

      As of the close of business on January 12, 2005, Mr. Smith did not beneficially own directly any shares of Common Stock.

      Item 5(b) of the Schedule 13D is hereby amended as follows:

      (b) As a result of being the Managing Member of AIP, Mr. Smith may be deemed to share with AIP the power to dispose or to direct the disposition of the 2,149,403 shares of Common Stock beneficially owned directly by AIP. Mr. Smith disclaims beneficial ownership of such shares of Common Stock for all other purposes. Under the AIP Stockholders Agreement, RC Aviation has the sole power to vote or to direct the vote of the 2,149,403 shares of Common Stock beneficially owned directly by AIP.

      As a result of entering into the AIP Stockholders Agreement with RC Aviation, AIP may be deemed to have formed a "group" with RC Aviation within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Accordingly, AIP may be deemed to share beneficial ownership of the 10,000,000 shares of Common Stock beneficially owned directly by RC Aviation. If AIP were determined to be the beneficial owner of the Common Stock owned by RC Aviation, AIP would be the beneficial owner of 12,149,403 shares of Common Stock, representing approximately 39.5% of the shares of Common Stock outstanding on January 7, 2005. Each of AIP and Mr. Smith disclaims beneficial ownership of all shares of Common Stock beneficially owned by RC Aviation.

      Item 5(c) of the Schedule 13D is hereby amended as follows:

      (c) On December 7, 2005, AIP sold 2,000,000 shares of Common Stock by means of an open market sale at a per share sales price of $6.55.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Item 6 of the Schedule 13D is hereby supplemented as follows:

      See Item 4 for a description of the Amended and Restated Transfer Restrictions.

Item 7.      Material to be Filed as Exhibits

     Exhibit Number            Document Description
     --------------            --------------------

            10.1               Amended and Restated Transfer Restrictions

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2005

                                          AIP, LLC

                                          By: /s/ Jeffery A. Smith
                                              -------------------------------
                                              Name:  Jeffery A. Smith
                                              Title:    Managing Member

                                              /s/ Jeffery A. Smith
                                              -------------------------------
                                              Jeffery A. Smith


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